Filed pursuant to Rule 433
Registration Statement No. 333-148982

Zion Oil & Gas Newsletter

February 18, 2011
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Dear Shareholder and/or Friend of Zion...

Since my previous update to you, only two weeks ago, much has happened.

On a positive note, this past week, we submitted applications to Israel's Oil & Gas Commissioner for two new petroleum Licenses and one new preliminary petroleum Permit.

Zion's "Issachar-Zebulun" preliminary petroleum permit is due to expire towards the end of February 2011 and we are optimistic regarding the potential for this area to contain oil & gas, so we have submitted applications for a License named by us the "Jordan Valley License" and an application for a Permit named by us the "Zebulun Permit". Taken together, the new Jordan Valley License and the new Zebulun Permit cover most of the Issachar-Zebulun Permit area.

As we have carried out our entire agreed work program in the Issachar-Zebulun Permit area, we believe that we have a priority with regard to our Jordan Valley License application, so we are optimistic that we will be granted the Jordan Valley License at the Oil & Gas Commissioner's (special) meeting scheduled to take place in March 2011. We understand from our meeting at the Commissioner's office in Jerusalem that the other license application that we submitted this week will be considered at the Oil & Gas Commissioner's meeting scheduled for mid-Summer 2011.

At this time, it would not be prudent to identify the precise location of the area requested in the other new petroleum license application, but suffice it to say that it is onshore Israel and in the general area of the Dead Sea.

On a less-positive note, shortly after we distributed the previous news update to you, the drill string became stuck in the wellbore of the Ma'anit-Joseph #3 well. As you can read below, we had little option but to temporarily suspend drilling, perform remedial work and, in order to move forward, sidetrack the well (meaning that we will drill down, directionally, at a slight angle to the vertical).

Normally, we would have been able to source equipment needed to support directional drilling operations from Egypt and import the items across the Egypt/Israel border. However, as you know, there has been a noisy revolution in Egypt and we had to import some of the items we needed from Italy. Instead of transporting via truck, we had to load the items onto a ship. We considered air freight, but due to the weight of the items, the air freight cost would have been prohibitive. Unfortunately, the delay for a ship was approximately one week.

In any event, we plan to resume actual drilling again next week, on or about Wednesday, February 23, 2011. To quote Mr. Winston Churchill, "Sure I am of this, that you have only to endure to conquer." We have lost some time (and money) but we will endure... we have gone where few have gone before and I believe that we will conquer...

To repeat a comment from the previous update, the Ma'anit-Joseph #3 well is already one of the deepest wells ever drilled onshore Israel. Almost certainly, stratigraphically (i.e. with regard to the age of the sedimentary rocks in the rock strata), in Northern Israel, no-one has ever drilled as deep as our current well has already been drilled.

Our current projection indicates that we should reach the Ma'anit-Joseph #3 well's target depth towards the end of March 2011.

Turning to financial matters, on January 3, 2011, we issued a press release concerning our ZNWAW warrants. To read the full press release, please click here.

If you hold ZNWAW warrants, you should carefully review both the press release and my comments below.

Here is this week's operational update:

The Ma'anit-Joseph #3 Wellsite

Drilling Operations at the Ma'anit-Joseph #3 Wellsite

On August 26, 2010, drilling operations began on the Ma'anit-Joseph #3 well, in our Joseph License area, onshore Northern Israel.

Further to our last update, drilling of the 6-1/8” hole continued uneventfully to a depth of 5,023 meters (16,480 feet) when it became necessary to perform a routine bit change.

In keeping with oilfield "best practice" and as done periodically during the course of drilling this well, prior to the bit change, an inclination survey was conducted in order to determine the angle from which the bit has deviated from the vertical during drilling. However, after the inclination survey was completed, we were unable to retrieve the drill pipe from the hole.

A “free-point” tool was run in the hole and we determined that the pipe was stuck at a depth of about 4,770 meters (15,650 feet), at a point approximately 230 meters (755 feet) above the drill bit.  The drill string was “backed-off” at this point allowing us to recover all but the approximately 230 meters (755 feet) of pipe which remained stuck in the hole.

The back-off operation was accomplished by applying reverse torque on the drill pipe and detonating a small explosive charge inside a selected threaded connection (at its “free” point).  The force of the explosion together with the reverse torque typically results in an instantaneous uncoupling of the threaded connection.

With a long section of ‘fish’ remaining in a small diameter (6-1/8”) hole at great depth, conventional fishing options are extremely problematic.  After careful consideration, it was determined that the best course of action was to forego the fish remaining in the hole and sidetrack the well.

Sidetracking a well means to use directional drilling tools to start a new wellbore section from a point in an existing well.  It will enable us to bypass the 'problem' in our well i.e. the uncased portion of 8-1/2” hole that was drilled but operationally could not be cased.  So, we will start a new 6-1/8” sidetrack hole at a point just below the last section of cased hole, at approximately 4,000 meters (13,120 feet).

We plan to redrill approximately 1,000 meters (3,280 feet), however, as we will be drilling through what are now ‘known’ rock layers, the rate of redrilling this section should be much improved as compared to the rate in which this section was drilled in the original hole.

As of Friday, February 18, we have already set the cement plug in the existing hole and are waiting for it to harden prior to restarting drilling. We are waiting for directional drilling equipment to arrive (via sea) from Italy and expect to resume drilling operations next week.

Opportunity regarding Zion Warrants with the trading symbol: ZNWAW

In January 2009, Zion completed a follow-on offering and issued approximately 666,000 warrants with a $7.00 exercise price.

In order to raise significant additional working capital for Zion's exploration and development activity in Israel and simplify our capital structure, we have temporarily reduced the exercise price of the warrants trading under the symbol ZNWAW to $4.00 (from the $7.00 exercise price provided by the original terms of the Warrants).

The reduced exercise price applies to all of Zion's currently outstanding Warrants that trade under the symbol ZNWAW.

The $4.00 exercise price on ZNWAW warrants will be available until 5:00 p.m. Eastern Time on March 7, 2011, but please note that after March 7, 2011 and through January 31, 2012, the scheduled expiration date of the ZNWAW warrants, the ZNWAW warrants will be exercisable at the original exercise price of $7.00 per warrant, after which date they will expire with no value.

You can find details regarding the offer on Zion's website. Please click here.

If you hold the ZNWAW warrants, please consider this opportunity.

"In your good pleasure, make Zion prosper..."
Psalm 51:18

If you are a U.S. Citizen, I wish you and your family a happy Presidents Day, for  Monday.

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg
CEO of Zion Oil & Gas, Inc.
www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION 1-888-891-9466.

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Mike Williams at:

Zion Oil & Gas, Inc.
6510 Abrams Rd., Suite 300, Dallas, TX 75231
telephone 1-214-221-4610
email: dallas@zionoil.com